UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number 333-111396

NORTH AMERICAN ENERGY PARTNERS INC.

Zone 3 Acheson Industrial Area

2-53016 Highway 60

Acheson, Alberta

Canada T7X 5A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                             .

As previously reported in a Form 6-K filed on October 3, 2005, North American Energy Partners Inc. (the “Company”) was not able to file its annual report on Form 20-F (the “Annual Report”) for the fiscal year ended March 31, 2005 with the Securities and Exchange Commission by the due date, September 27, 2005. The continuing delay is a result of the Company, in conjunction with its external auditors, reviewing the accounting treatment of the Company’s hedging instruments and concluding that there have been technical deficiencies in the documentation in regards to the cross currency swap contract for the Company’s 8 3/4% senior notes since the swap’s inception on November 26, 2003, which could not be corrected retroactively.

Therefore, the Company has determined that it is necessary to restate all reported periods after November 26, 2003 to eliminate hedge accounting and to reflect fully the foreign exchange gain and loss relating to the swap in the financial statements. Accordingly, the Company’s previously reported financial statements since November 26, 2003 as well as each applicable Management Discussion & Analysis relating to those financial statements should no longer be relied upon. The results for the fiscal year ended March 31, 2005, as reported in a press release dated July 29, 2005, will also be affected by this restatement.

The restatement will primarily impact foreign exchange gain or loss and will therefore affect net income or loss for the reported periods but will have no effect on EBITDA. The restatement will also affect the amount of the liability recognized for the swap on the balance sheet. The elimination of hedge accounting does not affect the economic reality of the swap agreement and has no impact on the timing or amount of operating cash flows or cash flows required to service the 8 3/4% notes or the swap contract or the Company’s other outstanding debt. Also, the change in accounting treatment does not impact the calculation of the financial covenants under the Company’s revolving credit facility.

As a result of the delay in filing the Annual Report, the Company was not in compliance with the indentures governing the Company’s 8 3/4% senior notes (due 2011) and 9% senior secured notes (due 2010). On October 12, 2005 the trustee under the indentures advised the Company that the breach must be cured by November 26, 2005 before the matter develops into an Event of Default under the indentures. The Company expects to file the Annual Report before the matter develops into an Event of Default.

Forward Looking Statements

This document contains forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking statements. Forward-looking statements included in this document include statements regarding: the Company’s ability to file the Annual Report before the matter develops into an Event of Default under the indentures, and the Company’s ability to comply with or its potential to breach the Company’s revolving credit facility or its indentures. Factors that could cause actual results to vary from those in the forward-looking statements include: the effectiveness of the Company’s internal controls; the Company’s ability to comply with the terms of its revolving credit facility or its indentures, or in the event of its breach of such terms, the Company’s ability to receive waivers or amendments from the lenders under its credit agreement or its indentures; the Company’s ability to continue to bid successfully on new projects and accurately forecast costs associated with unit price or fixed price contracts; the Company’s ability to obtain surety bonds as required by some of its customers; decreases in outsourcing work by the Company’s customers; changes in oil and gas prices; shut-downs or cutbacks at major businesses that use the Company’s services; changes in laws or regulations, third party relations and approvals, and decisions of courts, regulators and governmental bodies that may adversely affect the Company’s business or the business of the customers it serves; the Company’s ability to hire and retain a skilled labor force; provincial, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital markets conditions; inflation rates; foreign currency exchange rates; interest rates; weather conditions; the timing and success of business development efforts; and the Company’s ability to successfully identify and acquire new businesses and assets and integrate them into its existing operations and the other risk factors set forth in the Company’s prospectus filed with the Securities and Exchange Commission on June 24, 2005. You are cautioned not to put undue reliance on any forward-looking statements, and the Company undertakes no obligation to update those statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ Vincent Gallant
Name:	Vincent Gallant
Title:	Vice President, Corporate

Date: October 12, 2005